UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934*

Mack-Cali Realty Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

554489104
(CUSIP Number)

Gregory Michel
Madison International Realty
410 Park Avenue, 10th Floor
New York, New York 10022
(212) 688-0787

With a copy to:

Jacob Farquharson
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019
(212) 878-3302
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
MIRELF VI REIT INVESTMENTS II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,609,435

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,609,435

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,609,435

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.88%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
MIRELF VI REIT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,609,435

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,609,435

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,609,435

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.88%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
MIRELF VI (U.S.), LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,609,435

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,609,435

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,609,435

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.88%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
Madison International Holdings VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,609,435

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,609,435

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,609,435

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.88%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Madison International Realty VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,609,435

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,609,435

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,609,435

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.88%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
MIRELF VII Securities REIT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,498,226

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,498,226

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,498,226

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
MIRELF VII US Securities LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,498,226

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,498,226

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,498,226

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
MIRELF VII (U.S. LISTED SECURITIES), LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,498,226

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,498,226

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,498,226

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
Madison International Holdings VII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,498,226

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,498,226

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,498,226

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Madison International Realty VII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,498,226

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,498,226

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,498,226

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Madison International Realty Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,409,183

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,409,183

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,409,183

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.07%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
Madison International Realty Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,409,183

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,409,183

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,409,183

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.07%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Madison International Global Alpha Realty, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
301,522

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
301,522

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
301,522

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.33%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Madison International Realty Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,409,183

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,409,183

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,409,183

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.07%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Ronald M. Dickerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,409,183

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,409,183

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,409,183

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.07%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

INTRODUCTION

This Schedule 13D supersedes the Schedule 13G filed previously with the Securities and Exchange Commission by the Reporting Persons (as defined below) on February 7, 2019, as amended by Amendment No. 1 to Schedule 13G, filed on February 13, 2020, with respect to the information contained therein pertaining to the Reporting Persons. This Schedule 13D is being filed for the reasons set forth in Item 4 hereof.

This Schedule 13D is being jointly filed by the Reporting Persons pursuant to a Joint Filing Agreement attached as Exhibit 99.1 to this Schedule 13D.

ITEM 1.          SECURITY AND ISSUER

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Mack-Cali Realty Corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is Harborside 3, 210 Hudson St., Ste. 400, Jersey City, New Jersey.

ITEM 2.                IDENTITY AND BACKGROUND

(a)	This Statement is being filed jointly by

●	MIRELF VI REIT Investments II LLC (“MIRELF VI REIT Investments”)
Citizenship: Delaware
●	MIRELF VI REIT (“MIRELF VI REIT”)
Citizenship: Maryland
●	MIRELF VI (U.S.), LP (“MIRELF VI”)
Citizenship: Delaware
●	Madison International Holdings VI, LLC (“Holdings VI”)
Citizenship: Delaware
●	Madison International Realty VI, LLC (“MIR VI”)
Citizenship: Delaware
●	MIRELF VII US Securities LLC (“MIRELF VII US Securities”)
Citizenship: Delaware
●	MIRELF VII Securities REIT (“MIRELF VII REIT”)
Citizenship: Maryland
●	MIRELF VII (U.S. Listed Securities), LP (“MIRELF VII”)
Citizenship: Delaware
●	Madison International Holdings VII, LLC (“Holdings VII”)
Citizenship: Delaware
●	Madison International Realty VII, LLC (“MIR VII”)
Citizenship: Delaware
●	Madison International Global Alpha Realty, LLC (“MIGAR”)
Citizenship: Delaware
●	Madison International Realty Partners, LP (“MIRP”)
Citizenship: Delaware
●	Madison International Realty Partners GP, LLC (“MIRP GP”)
Citizenship: Delaware
●	Madison International Realty Holdings (“MIRH”)
Citizenship: Delaware
●
Ronald M. Dickerman ("Mr. Dickerman", together with MIRELF VI REIT Investments, MIRELF VI REIT, MIRELF VI, Holdings VI, MIR VI, MIRELF VII US Securities, MIRELF VII REIT, MIRELF VII, Holdings VII, MIR VII, MIGAR, MIRP, MIRP GP and MIRH, the "Reporting Persons")

Citizenship: United States

(b)	The address of the principal business office of each of the Reporting Persons is 410 Park Avenue, 10th Floor, New York, New York 10022.

(c)	MIRELF VI REIT Investments

MIRELF VI REIT Investments, a Delaware limited liability company, was formed for the primary purpose of acting as an acquisition vehicle for MIRELF VI to facilitate acquiring and holding securities of publicly traded U.S. companies.

MIRELF VI REIT

MIRELF VI REIT, a Maryland Statutory Trust, was formed for the primary purpose of acting as an acquisition vehicle for MIRELF VI and engaging in business as a real estate investment trust within the meaning of Section 856 of the Internal Revenue Code of 1986, as amended.  MIRELF VI REIT is the sole member of MIRELF VI REIT Investments.

MIRELF VI

MIRELF VI, a Delaware limited partnership, was formed to invest in core real estate and potential additional transactions through secondary market purchases of partial illiquid ownership and/or thinly-traded ownership interests in entities owning Class A commercial properties and portfolios.  MIRELF VI is the trustee of MIRELF VI REIT.

Holdings VI

Holdings VI, a Delaware limited liability company, was formed for the primary purpose of acting as the sole general partner of MIRELF VI.

MIR VI

MIR VI, a Delaware limited liability company, was formed for the primary purpose of acting as the asset manager of MIRELF VI.

MIRELF VII US Securities

MIRELF VII US Securities, a Delaware limited liability company, was formed for the primary purpose of acting as an acquisition vehicle for MIRELF VII to facilitate acquiring and holding securities of publicly traded U.S. companies.

MIRELF VII REIT

MIRELF VII REIT, a Maryland Statutory Trust, was formed for the primary purpose of acting as an acquisition vehicle for MIRELF VII and engaging in business as a real estate investment trust within the meaning of Section 856 of the Internal Revenue Code of 1986, as amended.  MIRELF VII REIT is the sole member of MIRELF VII REIT Investments.

MIRELF VII

MIRELF VII, a Delaware limited partnership, was formed to invest in core real estate and potential additional transactions through secondary market purchases of partial illiquid ownership and/or thinly-traded ownership interests in entities owning Class A commercial properties and portfolios.  MIRELF VII is the trustee of MIRELF VII REIT and the Managing Member of MIRELF VII US Securities.

Holdings VII

Holdings VII, a Delaware limited liability company, was formed for the primary purpose of acting as the sole general partner of MIRELF VII.

MIR VII

MIR VII, a Delaware limited liability company, was formed for the primary purpose of acting as the asset manager of MIRELF VII.

MIGAR

MIGAR, a Delaware limited liability company, was formed for the primary purpose of acting as the investment adviser to a separately managed account.

MIRP

MIRP, a Delaware limited partnership, was formed for the primary purpose of acting as the managing member of MIRH.

MIRP GP

MIRP GP, a Delaware limited partnership, was formed for the primary purpose of acting as the general partner of MIRP.

MIRH

MIRH, a Delaware limited liability company, was formed for the primary purpose of acting as the sole member and managing member of MIR VI and MIR VII.

Mr. Dickerman

Mr. Dickerman, a United States citizen, is the managing member of Holdings VI, Holdings VII, MIR VI and MIR VII.  Mr. Dickerman also controls other entities that collectively operate under the trade name “Madison International Realty”.

(d)	and (e)

The name, business address, citizenship and present principal occupation or employment of each executive officer and each member of the board of directors of MIRH, MIRELF VI REIT and MIRELF VII REIT are set forth on Schedule A hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A, has been (1) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	See Item 2(c) above. The citizenship of the persons listed in Schedule A is the United States.

ITEM 3.                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 6,409,183 shares of Common Stock (the "Purchased Shares") were previously acquired by the Reporting Persons in open market transactions for an aggregate purchase price of $120,696,109, not including brokerage commissions or service charges.

The aggregate purchase price of the shares of Common Stock held by MIRELF VI was $48,149,490.  The aggregate purchase price of the shares of Common Stock held by MIRELF VII was $66,565,087.  Purchases on behalf of MIRELF VI and MIRELF VII were partially funded by ordinary course borrowings under subscription-based revolving lines of credit, all of which were subsequently repaid with capital calls from investors.  The Reporting Persons that were direct borrowers under the lines of credit were MIRELF VI REIT, MIRELF VI, MIRELF VII REIT and MIRELF VII.  Funds for these acquisitions were also derived from margin account borrowings made in the ordinary course of business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares reported herein.

The aggregate purchase price of the shares held by the SMA (as defined herein) was $5,981,532.  Funds for these acquisitions were provided by the SMA.

ITEM 4.                PURPOSE OF TRANSACTION

The securities covered by this Schedule 13D were acquired for investment purposes.

On November 10, 2020, the Reporting Persons met with members of management of the Issuer to discuss, in general, the Issuer's business, geographic markets, portfolio, corporate governance and strategic direction.  At the meeting, the Reporting Persons indicated their support for the management team and their willingness to work with management on possible strategic or other initiatives to enhance shareholder value.  During the discussion, the Reporting Persons, as one of the largest shareholders of the Issuer, also discussed potentially seeking representation on the board of directors of the Issuer.  The Reporting Persons have not established a definitive plan or proposal to seek such representation, but may formulate such a plan or proposal in the future.

The Reporting Persons expect to maintain a constructive dialogue with management of the Issuer regarding, among other topics, the Issuer's operations and strategic direction, and opportunities to enhance shareholder value.  The Reporting Persons may also hold discussions with members of the board of the directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

The Reporting Persons intend to review continuously their position in the Issuer.  Depending on future evaluations of the business prospects of the Issuer and upon other developments, including general economic, financial market and business conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal restrictions on their ability to do so.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may at any time and from time to time take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, (i) proposing measures which they believe would enhance shareholder value, (ii) seeking representation on the board of directors of the Issuer, (iii) purchasing additional shares of Common Stock or other securities of the Issuer, (iv) selling some or all of any securities of the Issuer, or (v) otherwise changing their intention with respect to any of the matters referenced in this Item 4.

ITEM 5.                INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The aggregate percentage of Common Stock reported as owned by each Reporting Person is based upon the 90,712,389 shares of Common Stock disclosed by the Issuer as outstanding as of November 2, 2020 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020.

Fund VI:

2,609,435 shares reported hereby as being owned by MIRELF VI REIT Investments are owned directly by MIRELF VI REIT Investments. MIRELF VI REIT, as sole member and managing member of MIRELF VI REIT Investments, may be deemed to be a beneficial owner of all such shares owned by MIRELF VI REIT Investments. MIRELF VI, as the sole shareholder and Trustee of MIRELF VI REIT, may be deemed to be a beneficial owner of all such shares owned by MIRELF VI REIT Investments. Holdings VI, as the general partner of MIRELF VI, may be deemed to be a beneficial owner of all such shares owned by MIRELF VI REIT Investments. MIR VI, as the asset manager of MIRELF VI, may be deemed to be a beneficial owner of all such shares owned by MIRELF VI REIT Investments.  MIRH, as the sole member and managing member of MIR VI, may be deemed to be a beneficial owner of all such shares owned by MIRELF VI REIT Investments.  MIRP, as the managing member of MIRH, may be deemed to be a beneficial owner of all such shares owned by MIRELF VI REIT Investments. MIRP GP, as the general partner of MIRP, may be deemed to be a beneficial owner of all such shares owned by MIRELF VI REIT Investments.  Mr. Dickerman, as the managing member of Holdings VI and MIRP GP, may be deemed to be a beneficial owner of all such shares owned by MIRELF VI REIT Investments.

Fund VII:

3,498,226 shares reported hereby as being owned by MIRELF VII US Securities are owned directly by MIRELF VII US Securities. MIRELF VII, as the sole shareholder and Trustee of MIRELF VII REIT, may be deemed to be a beneficial owner of all such shares owned by MIRELF VII US Securities. Holdings VII, as the general partner of MIRELF VII, may be deemed to be a beneficial owner of all such shares owned by MIRELF VII US Securities. MIR VII, as the asset manager of MIRELF VII, may be deemed to be a beneficial owner of all such shares owned by MIRELF VII US Securities.  MIRH, as the sole member and managing member of MIR VII, may be deemed to be a beneficial owner of all such shares owned by MIRELF VII US Securities.  MIRP, as the managing member of MIRH, may be deemed to be a beneficial owner of all such shares owned by MIRELF VII REIT.  MIRP GP, as the general partner of MIRP, may be deemed to be a beneficial owner of all such shares owned by MIRELF VII US Securities.  Mr. Dickerman, as the managing member of Holdings VII and MIRP GP, may be deemed to be a beneficial owner of all such shares owned by MIRELF VII US Securities.

SMA:

MIGAR advises a separately managed account (the “SMA”) that directly owns 301,522 shares.  MIGAR, as investment adviser to the SMA, may be deemed to be a beneficial owner of all such shares owned by the SMA.  MIRH, as the sole member and managing member of MIGAR, may be deemed to be a beneficial owner of all such shares owned by the SMA.  MIRP, as the managing member of MIRH, may be deemed to be a beneficial owner of all such shares owned by the SMA. MIRP GP, as the general partner of MIRP, may be deemed to be a beneficial owner of all such shares owned by the SMA.  Mr. Dickerman, as the managing member of MIRP GP, may be deemed to be a beneficial owner of all such shares owned by the SMA.

Holdings VI, MIR VI, Holdings VII, MIR VII, MIRP, MIRP GP, MIRH and Mr. Dickerman disclaim beneficial ownership of the shares of Common Stock beneficially owned by MIRELF VI REIT Investments, MIRELF VI REIT, MIRELF VI, MIRELF VII US Securities, MIRELF VII REIT, MIRELF VII and MIGAR to the extent that equity interests in such entities are held directly or indirectly by persons other than Holdings VI, MIR VI, Holdings VII, MIR VII, MIRP, MIRP GP, MIRH or Mr. Dickerman.

(c)	None of the Reporting Persons or any other person or entity referred to in Item 2 has effected any transactions in the Common Stock during the past 60 days.

(d)
By virtue of the relationships described in Item 2 of this Statement, each of the Reporting Persons may be deemed to have the power to direct the receipt of dividends declared on the Purchased Shares and the proceeds from the sale of such Purchased Shares.

(e)	Not applicable.

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between any Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1
Joint Filing Agreement, dated as of November 17, by and among MIRELF VI REIT Investments, MIRELF VI REIT, MIRELF VI, Holdings VI,  MIR VI, MIRELF VII US Securities, MIRELF VII REIT, MIRELF VII, Holdings VII, MIR VII, MIRP, MIRP GP, MIGAR, MIRH and Mr. Dickerman.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2020

MIRELF VI REIT INVESTMENTS II, LLC		MIRELF VI REIT

By:	MIRELF VI REIT, its sole and managing member	By:	MIRELF VI (U.S.), LP, its sole shareholder and
Trustee
By:	MIRELF VI (U.S.), LP, its sole shareholder and
	Trustee	By:	Madison International Holdings VI, LLC, its
general partner
By:	Madison International Holdings VI, LLC, its
	general partner	By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman
By:	/s/ Ronald M. Dickerman		Managing Member
Ronald M. Dickerman
Managing Member

MIRELF VI (U.S.), LP		Madison International Holdings VI, LLC

By:	Madison International Holdings VI, LLC, its	By:	/s/ Ronald M. Dickerman
	general partner		Ronald M. Dickerman
Managing Member
By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman
Managing Member

Madison International Realty VI, LLC		MIRELF VII Securities REIT

By:	Madison International Realty Holdings, LLC, its	By:	MIRELF VII (U.S. Listed Securities), LP, its sole
	managing member		shareholder and Trustee

By:	Madison International Realty Partners, LP, its	By:	Madison International Holdings VII, LLC, its
	managing member		general partner

By:	Madison International Realty Partners GP, LLC, its	By:	/s/ Ronald M. Dickerman
	general partner		Ronald M. Dickerman
Managing Member
By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman
Managing Member

MIRELF VII (U.S. Listed Securities), LP		Madison International Holdings VII, LLC

By:	Madison International Holdings VII, LLC, its	By:	/s/ Ronald M. Dickerman
	general partner		Ronald M. Dickerman
Managing Member
By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman
Managing Member

Madison International Realty VII, LLC		Madison International Realty Partners GP, LLC

By:	Madison International Realty Holdings, LLC, its	By:	/s/ Ronald M. Dickerman
	managing member		Ronald M. Dickerman
Managing Member
By:	Madison International Realty Partners, LP, its
managing member

By:	Madison International Realty Partners GP, LLC, its
general partner

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman
Managing Member

Madison International Realty Partners, LP		Madison International Global Alpha Realty, LLC

By:	Madison International Realty Partners GP, LLC, its	By:	Madison International Realty Holdings, LLC,
	general partner		its sole and managing member

By:	/s/ Ronald M. Dickerman	By:	Madison International Realty Partners, LP, its
	Ronald M. Dickerman		managing member
Managing Member
		By:	Madison International Realty Partners GP, LLC, its
general partner

		By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman
Managing Member

Madison International Realty Holdings, LLC		Ronald M. Dickerman

By:	Madison International Realty Partners, LP, its	/s/ Ronald M. Dickerman
managing member

By:	Madison International Realty Partners GP, LLC, its
general partner

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman
Managing Member

MIRELF VII US Securities, LLC

By:	MIRELF VII (U.S. Listed Securities), LP, its
Managing Member

By:	Madison International Holdings VII, LLC, its
general partner

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman
Managing Member